Exhibit 99.1

Bit Origin Ltd Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

New York, February 25, 2025 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announced that it has received a notification letter from the Nasdaq Stock Market LLC ("Nasdaq") on February 21, 2025, indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement.

Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s ordinary shares have failed to maintain this minimum bid price for the last 30 consecutive business days, from January 7, 2025, to February 20, 2025.

The notification does not immediately impact the listing or trading of the Company’s ordinary shares on Nasdaq. Under Nasdaq rules, Bit Origin Limited has been granted a compliance period of 180 calendar days, until August 20, 2025, to regain compliance. If, at any time during this period, the closing bid price of the Company’s stock is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by August 20, 2025, it may be eligible for additional time. To qualify, the Company will be required to meet continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of its ordinary shares and is considering all available options to regain compliance with Nasdaq’s requirements. Bit Origin Limited remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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